[LETTERHEAD OF GOLDMAN SACHS TRUST]

April 27, 2017

VIA EDGAR

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust

Request for Withdrawal of Post-Effective Amendments

File Nos. 33-17619 and 811-05349

Dear Mr. Minore:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Goldman Sachs Trust (the “Trust”) respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
592	1/27/2017	485APOS	0001193125-17-021974
606	4/11/2017	485BXT	0001193125-17-120018

These Post-Effective Amendments relate to a new series of the Trust, Goldman Sachs ESG Emerging Markets Equity Fund. No securities were sold in connection with these Post-Effective Amendments, which have not become effective. The Trust has determined that it has no plans to proceed with the offering of this series at this time.

Any questions or comments regarding this filing should be directed to our counsel, Stephen H. Bier of Dechert LLP, at 212.698.3889.

Sincerely,

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary